



10 February 2005

Toyoyuki Yokohama
President and CEO
Omega Project Co., Ltd.
4-20-3 Ebisu Shibuya-ku, Tokyo Japan

To the shareholders of Omega Project Co., Ltd.:

Notice of the Extraordinary General Meeting of Shareholders to be held on February 25, 2005

You are cordially invited to attend the extraordinary general meeting of shareholders of Omega Project Co., Ltd.
If you are unable to attend the meeting, please vote by using the enclosed document indicating your approval or disapproval of the proposals on the attached reference materials for the exercise of voting rights, then sign and return it.

Notice of Meeting

1. **Date and Time:** 10:00 a.m. on Friday, February 25, 2005
2. **Place:** Saffron Room, 2nd Floor in the basement, Ivy Hall, Aogaku Kaikan
   4-4-25 Shibuya-ku, Tokyo
3. **Objectives of the Meeting**
   Agenda:
   Proposal 1: Withdrawal from constructing a complete parent company by share transfer
   Proposal 2: Capital reduction
   Proposal 3: Reverse stock split
   Proposal 4: Partial modification in company contract
   Proposal 5: Election of a director
   Proposal 6: Election of two auditing officers

Proposal 7: Issuance of stock acquisition rights as stock option
Proposal 8: Partial modification in exercise conditions of stock acquisition rights

If you plan to attend the meeting, please submit the enclosed document for the exercise of voting rights to the receptionist at the meeting.

Reference to Exercising of Voting Rights

1. Number of Voting Rights

485,432

2. Agenda

Proposal 1 Withdrawal from constructing a complete parent company by share transfer

This proposal consults about the withdrawal of the first bill "Establishment of complete parent company by share transfer" resolved in our temporary shareholders' meeting held on January 16, 2004.

1. Outline of proposal

Through share transferring provided by Article 364 of Commercial Code, "Omega Project Holdings Co., Ltd" is newly established and "Omega Project Co., Ltd." will become its wholly owned subsidiary. Therefore, it was decided that the stockholder of "Omega Project Co., Ltd." will become the stockholder of "Omega Project Holdings Co., Ltd."

2. Reasons to withdraw the proposal

Our company has aimed at the construction of a holding company by share transferring to promote construction of the management system with mobility and competitive edge, to enhance the corporate value and the stockholder value, and to build up an enterprise group highly evaluated by the market.

However, construction of a holding company by share transferring is a situation with a few precedents, and it is taking a considerable amount of time. At the same time, the company is promoting the stabilization of new business and its foundation, the complete compression of the interest-bearing debt, and to aim return of profitability from next fiscal term. The company will drastically review the system for transition to achieve a transformation of framework by using forms other than share transferring.

Please give approval of this proposal if you agree to this

outline.

Proposal 2 Capital reduction

1. Details of capital reduction

(1) The amount of capital reduction

The company' s capital 16,524,263,455 yen will be reduced by 15,524,263,455 yen, and the new capital will amount to 1,000,000,000 yen. However, even if the third stock acquisition rights of Omega Project Co., Ltd. are exercised before the effective date of capital reduction, capital increment from the exercise of this stock acquisition rights will also be reduced in capital from the capital before the effective date.

(2) Amount of money allotted for deficit-covering

12,468,520,109 yen

Regarding the balance 3,055,743,646 yen after covering of retained loss from previous term, it will remain left unchanged as other capital surplus. However, if the third stock acquisition rights of Omega Project Co., Ltd are exercised before the effective date of capital reduction, capital increment from the exercise of this stock acquisition rights will also be left unchanged as capital surplus in addition to other capital surplus.

(3) Methods for capital reduction

The capital reduction will be nonrefundable. In addition, with the approval of Proposal 3 on reverse stock split, there will be changes on the number of issued shares.

(4) Please leave other necessary matters to the Board of Directors.

2. Reasons for capital reduction

The company plans to maximize the effectiveness of the current group management system. Having three film production companies as consolidated subsidiaries, the company will continue to establish subsidiaries that can bring greater and effective synergy to the company.

Therefore, for an early resumption of dividends for the

stockholders, the company aims for the compression of retained loss and improvement of financial situations.

As of March 2004, after General Shareholders' Meeting held on June 29th 2004, the company's retained loss amounted to 12.4 billion yen, and it is assumed that long time will be required for the company's recovery for the retained loss. This might consequently lead to the company's loss of credit capability, and may influence the recovery in earning capacity. By starting the management in a new system, the company will reduce its capital and to sweep away the accumulated retained loss to recover the company's financial base in an early stage.

Please give approval of this proposal regarding capital reduction, after carefully considering the circumstances which the company stands.

Proposal 3 Reverse stock split

1. Method for reverse stock split

The company's shares outstanding are 494,067,832 stocks, and by consolidating 10 stocks into 1 share, the company's shares outstanding will amount to 49,406,783 stocks. However, if the third stock acquisition rights of Omega Project Co., Ltd. are exercised before the effective date of capital reduction, the shares outstanding before the day of effective date will be consolidated.

Please leave other necessary matters to the Board of Directors.

2. Reason for reverse stock split

By approving this proposal along with Proposal 2 regarding the capital reduction, the company aims to bring greater balance to shares outstanding.

Also, to prevent any change in stockholders' rights by reverse stock split, the number of the company's stocks for one unit is scheduled to be changed from 1,000 stocks to 100 stocks.

Proposal 4 Partial modification in company contract

1. Reasons for modification

(1) Regarding the future construction of a holding company, from April 1, 2005, the company will change its trade name to "Omega Project Holdings Co., Ltd.", and therefore make modification in Section 1 (trade name) of company contract.

(2) Approval in Proposal 3 will be the condition for reduction of shares outstanding and for future increase of shares outstanding (current Section 5) of number of shares per unit to 1000 shares to 100 shares (change in Section 7). The effective date of the modification will be set to the effective date of Proposal 3 as stated in supplementary provision, and it may be cancelled after the effective date.

(3) Since acquisition of treasury stock has been acknowledged by the Board of Directors according to "Revision law of partial modification concerning exception of Commercial Code and auditor in company" (Article 132 of Law 2003), in order to carry out a flexible capital agenda, regulation regarding treasury stock will be newly constructed in Section 6 of company contract.

(4) Since reduction of responsibility of directors and auditors has been set up according to "Revision law of partial modification concerning exception of Commercial Code and auditor in company" (Article 149 of Law 2001), in order to set a rational amount of responsibility, Section 23 (exemption from liability for directors) and Section 31 (exemption from liability for auditors) will be newly constructed. The construction of Section 23 has obtained the Board of Auditors' consent.

(5) The other modifications added as supplementary provisions are for clarification of terms.

2. Contents of modification

The following are the modifications:

(The underline indicated the modified area)

Current Company Contract	After the Modification
Chapter 1 of General Rule	Chapter 1 of General Rule
(Business Name) Section 1 Omega Project Co., Ltd.	(Business Name) Section 1 Omega Project Holdings Co., Ltd.
(Purpose) Section 2 The purpose of the company will be to perform the following businesses:	(Purpose) Section 2 The purpose of the company will be to perform the following businesses, and to hold stocks of the companies with the following businesses to manage business activities.
1 through 24 (same as at present)	1 through 24 (same as at present)
(new construction)	25 Operation or lease of sports facilities, game halls, hotels, weekly rental condominiums, and other accommodation facilities and restaurants.
(new construction)	26 Planning, designing, managing of landscapes.
(new construction)	27 Creation of housing sites and allotment of real estates.
(new construction)	28 General leasing services of chattels (except expendables).
(new construction)	29 Consulting service regarding real estates.
(new construction)	30 Development and distribution of landscaping materials and machineries.
(new construction)	31 Contracts with accountants business regarding advance in capital, loan, and buying and selling of bond certificates.
25 Businesses incidental to above stated businesses.	32 Businesses incidental to above stated businesses.

Current Company Contract	After the Modification
Chapter 2 of General Rule	Chapter 2 of General Rule
(Number of Shares Authorized) Section 5 The numbers of shares authorized are 1,000,000,000 shares	(Number of Shares Authorized) Section 5 The numbers of shares authorized are 190,000,000 shares.
(new construction)	(Acquisition of Common Stock Treasury) Section 6 By policy of Section 211-3 Term 1 Number 2 of the Commercial Code, the company may acquire by purchase its common stock for treasury with resolution of Board of Directors.
(Number of Shares Per Unit) Section 6 The number of shares per unit is 1000 shares. 2 (article abbrev.)	(Number of Shares Per Unit) Section 7 The number of shares per unit is 100 shares. 2 (same as at present)
Section 7 through 8 (article abbrev.)	Section 8 through 9 (same as at present)
(Reference Date and Closing of Shareholder' s List) Section 9 Shareholders who are registered (including substantial shareholders) during each fiscal term will have the exercising rights in shareholders' meeting regarding end of fiscal term.	(Reference Date) Section 10 Shareholders who are registered or recorded (including substantial shareholders) during each fiscal term will have the exercising rights in shareholders' meeting regarding end of fiscal term.
2 (article abbrev.)	2 (same as at present)
Chapter 3 of General Rule	Chapter 3 of General Rule
Section 10 through 14 (article abbrev.)	Section 11 through 15 (same as at present)

Current Company Contract	After the Modification
Chapter 4 of General Rule	Chapter 4 of General Rule
Section 15 through 21 (article abbrev.)	Section 16 through 22 (same as at present)
(new construction)	(Exemption from Liability for Directors) Section 23 According to Section 266 Term 12 of Commercial Code and resolution in the Directors' Meeting, the directors (including ex-directors) may be exempt from liabilities as set in Section 23 Term 1 Number 5. 2 The company may conclude contracts limited to responsibility for compensation between outside directors as set in Section 23 Term 1 Number 5 according to Section 266 Term 19 of Commercial Code. However, cost will be limited according to the law.
Chapter 5 of General Rule	Chapter 5 of General Rule
Section 22 through 28 (article abbrev.)	Section 24 through 30 (same as at present)
(new construction)	(Exemption from Liability for Auditors) Section 31 According to Section 280 Term 1 of Commercial Code and resolution in the Directors' Meeting, the auditors (including ex-auditors) may be exempt from liabilities.
Chapter 6 of General Rule Section 29 (article abbrev.)	Chapter 6 of General Rule Section 32 (same as at present)
(Distribution of Profit) Section 30 Profit will be distributed to stockholders whose names appear on the list of shareholders or persons entitled to receive the profit.	(Distribution of Profit) Section 33 Profit will be distributed to stockholders listed or registered on the shareholders' list, or persons entitled to receive the profit.

Current Company Contract	After the Modification
(Interim Dividend) Section 31 With the resolution in the Board of Directors, shareholders whose names appear on the list of shareholders at 30th of September will be entitled to receive distribution of profit according to Section 293-5 of Commercial Law.	(Interim Dividend) Section 34 With the resolution in the Board of Director, shareholders who are listed or registered on the shareholders' list at 30th of September will be entitled to receive distribution of profit according to Section 293-5 of Commercial Law.
(Exercise Period of Stock Acquisition Rights and/or Transition of Convertible Bonds) Section 32 Regarding distribution of profit or interim dividends of stocks issued for stock acquisition rights or transition of convertible rights, it will be paid on April 1st if the request of transition or exercise was done during the period between April 1st to September 30th, and it will paid be on October 1st if the request of transition or exercise was done during the period between October 1st to March 1st of the following year.	(deleted)
Section 33 (article abbrev.)	Section 35 (same as at present)
(Supplementary Provision) Section 1 The modification in business name will inure starting July 1st 2000.	(Supplementary Provision) Section 1 The modification in business name will insure starting April 1st 2005.
(new construction)	Section 2 The effective date for the modifications regarding Section 5 and Section 7 Term 1 will be February 25th 2005, after Proposal 3 in the extraordinary general meeting of shareholders has been inured. This supplementary provision will be canceled at the end of the term.

Proposal 5 Election of a director

To further strengthen the administrative organization, election of a new director will be held.

Candidate for the director is as follows:

Name (Date of Birth)	Career Summary		Number of possessed stocks of the company
Minki Kim (April 4 1963)	Jan. 1988	Samsung Electronics Co., Ltd. (Korea)	—
	March 1991	Japan Samsung Electronics Co., Ltd.	
	Sept. 1999	Starmax Co., Ltd. CEO	
	April 2000	Cinetown Co., Ltd Managing Director	
	Feb. 2001	Rentrak Korea Co., Ltd. Managing Director	
	June 2001	Omega Project Co., Ltd. Board Member	
	July 2002	Starmax Co., Ltd. (Korea) after merging with Gaonix Co., Ltd. (Korea) Senior Director	
	June 2004	Omega Project Co., Ltd. Auditing Officer	

(Note)

1. The candidate Mr. Minki Kim is currently serving as the company as an auditing officer, however, with the conclusion of this conference, he will be resigning from his position as an auditor.
2. The candidate for the director is independent from our company.

Proposal 6 Election of two auditing officers

Yoshihiro Hongo will resign from his position as an auditor as of the end of this general meeting. Also, regarding the election of a director in Proposal 5, election of Minki Kim will be a condition to the election of 2 auditors.

Please be noted that this was approved by the board of auditors.

Candidates for the auditors are as follows:

Name (Date of Birth)	Career Summary		Number of possessed stocks of the company
Kei Funazaki (Dec. 15 1940)	April 1963	Japan Airlines Co., Ltd.	—
	Nov. 1987	Izu Shaboten Koen Co., Ltd Executive Vice-Pres./Executive Director	
	June 1988	Adopt a new company name, Izu Century Park Co., Ltd. Vice CEO	
	Dec. 1989	Izu Century Park Co., Ltd. CEO	
	Feb. 1996	Izu Shaboten Koen Co., Ltd. CEO	
Takaya Kawada (June 17 1947)	July 1976	Dai-Tokyo Fire and Marine Insurance Co., Ltd. (current Aioi Insurance Co., Ltd.)	—
	July 1987	General Manager, Shinjuku Branch	
	April 1990	Sales Department Manager, Saitama Branch	
	April 1994	Sales Department Manager, Aichi Branch / General Manager, Nagoya Branch	
	April 1999	Senior General Manager of Sales Department, Tokyo	
	Jan. 2000	Department Director of Administration Office	
	April 2001	Operating Officer, Business Promotion Director, Kanagawa Branch	
	April 2003	Associate Senior Corporate Executive Officer	
	Dec. 2004	Flex Holdings Co., Ltd. CEO	

(Note)

1. The two candidates, Mr. Kei Funazaki and Mr. Takaya Kawada meet the requirements put by the business law regarding auditors for company limited.
2. The candidates for auditors are independent from our company.

Proposal 7 Issuance of stock acquisition rights as stock option

According to the general nature of the business proposed below under Section 280-20 and Section 280-21 of Commercial Code, we would like to ask for your approval on the issuance of stock acquisition rights as stock option.

1. The purpose of implementing the stock option system and reasons for issuance with conditions.

   Stock acquisition rights as stock options will be issued without cost under Section 280-20 and 280-21 of Commercial Code as a purpose to further increase the company and the related companies' business morale, commitment to the company, and to improve the overall business performances.

2. The object persons for allotment of the stock acquisition rights.

   The object persons for the allotment will be the company and the related companies' directors, operating officers, auditors, advisers, and employees.

3. The general nature of the issuance of stock acquisition rights.

   (1) The class and number of stock acquisition rights
   The upper limit of the number of stock issuance will be the number of company's common stock, which are 25,000,000 stocks.
   Also, in case of share splitting or reverse share split of common stock of the company after the issuance of stock acquisition rights, granted number of stocks will be calculated according to the following equation (run down to the nearest stock). The total number of stock acquisition rights will be the number of granted stock acquisition rights after the adjustment added to the total number of stock acquisition rights which has not been exercised or cancelled during the relevant time.

Number of granted stock acquisition rights after the adjustment	=	Number of granted stock acquisition rights before the adjustment	X	Percentage of share splitting or reverse share split

In addition, if the company undergoes merge or consolidation with other corporations and stock acquisition rights are to be taken over, the company will adjust the total number of stock acquisition rights.

(2) Total number of stock acquisition rights
25,000 units will be upper limit (1,000 stocks per one unit of stock acquisition right. However, if adjustments are mare in the total number of stock acquisition rights as stated in (1) above, the number of stocks per one unit of stock acquisition rights will be adjusted as well).

(3) The price of stock acquisition rights
The stock acquisition rights will be issued without cost.

(4) The amount of payment with the exercise of stock acquisition rights
The amount of payment with the exercise of stock acquisition rights will be the amount of payment per stock which will be issued or transferred with the exercise of each stock acquisition rights (herein after called "strike price").
The strike price is the average of closing price of the company's common stock at JASDAQ Stock Exchange of the month prior to the month of issuance (excluding days without transaction) multiplied by 1.05 (rounding up to the nearest yen).
However, if this price is less than the closing price of the company's common stock at JASDAQ Stock Exchange the previous day (when there is no closing price on the previous day, the closing price of the nearest day will be used), this closing price will be the strike price.
In addition, in case the company initiates share

splitting or reverse share split after the issuance of stock acquisition rights, the strike price above will be adjusted according to the percentage of split and merge using the following equation (rounding up to the nearest yen).

$$\text{Strike Price after the Adjustment} = \text{Strike Price before the Adjustment} \times \frac{1}{\text{Percentage of Split and Merge}}$$

Also, if issuance of stock acquisition rights or disposition of treasury stocks (exclude in case of exercise of stock acquisition rights) are initiated with price lower than the current price, the strike price above will be adjusted using the following equation (rounding up to the nearest yen).

$$\text{Strike Price after the Adjustment} = \text{Strike Price before the Adjustment} \times \frac{\text{Number of Issued Shares} + \frac{\text{Number of Newly Issued Shares} \times \text{Strike Price per Stock}}{\text{Current Price}}}{\text{Number of Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the above equation, "Number of Issued Shares" represents the company' s number of issued shares subtracting the number of treasury stocks the company holds. When initiating disposition of treasury stocks, "Number of Newly Issued Shares" will be exchanged with "Number of Disposing Treasury Stocks" .

In addition, if the company undergoes merge or

consolidation with other corporations and stock acquisition rights are to be taken over, the company will adjust the strike price in case of necessity.

(5) Effective period of the exercise of stock acquisition rights

The effective period of the exercise of stock acquisition rights will start from March 10th 2005 until March 9th 2010. However, limitations may be put on the exercise of stock acquisition rights during this effective period if a contract concerning allotment of stock acquisition rights is concluded individually between the company and one receiving allotments from stock acquisition rights.

(6) Conditions on stock acquisition rights

(a) Ones receiving allotments from stock acquisition rights (herein after called "stock acquisition rights holder") need to be a director, an operating officer, an auditor, an advisers, or an employee of the company or related company during the exercise of right. However, exceptions will be made in cases such as retirement caused by termination of terms, compulsory retirement, change in employment, and other valid reasons.

(b) In the case of death of the stock acquisition rights holder, the inheritor will have the right to inherit the stock acquisition rights.

(c) Other conditions concerning the exercise of right will be under the provision of the contract of allotments from stock acquisition rights.

(7) Conditions and reasons for the extinguishment of stock acquisition rights

(a) In case the conditions stated in 3-(6) above fails to fulfill, the company can extinguish the stock acquisition rights without any cost.

(b) In case the contract of amalgamation is approved stating the company to be the merging company, in case contract of share exchange is approved stating the company to be a wholly owned subsidiary, or in case

share transfer is approved by the Board of Directors, the company can extinguish the stock acquisition rights without any cost.

(c) The company has the right to obtain stock acquisition rights with the approval of Board of Directors at all times, and they may be extinguished without any cost.

(8) Restriction of transfer of stock acquisition rights

Approval of the Board of Directors will be required for the transfer of stock acquisition rights.

(9) Others

Other details for issuance and conditions for allotment required for issuance of stock acquisition rights will be discussed and approved during the future Board of Directors.

Proposal 8 Partial modification in exercise conditions of stock acquisition rights

1. Reason for modification
   To further reinforce the capital.
2. Contents for modification
   The following are the contents for modification:
   The second stock acquisition rights of Omega Project Co., Ltd.
   Classes and numbers of stocks

Common stock	60,000,000 stocks
Number of Issuance	6,000 shares (10,000 stocks per share)
Price per share	30,000 yen per share (3 yen per stock)
Strike price	390,000 yen per share (39 yen per stock)
Expiration date	August 30 2004 to August 29 2005

(The underline indicates the parts being modified.)

Current Condition	Proposed Modification
1. Strike price (i) Initial strike price 390,000 yen per share (39 yen per stock)	1. Strike price (i) Initial strike price (No change)
(New construction)	(ii) Modification in strike price Starting February 2005, the strike price per stock will be modified on the last business day of each month. The price will be modified 100% to the company's average closing price of common stock exchange at JASDAQ Stock Exchange the previous month. However, if the strike price modified every month exceeds the strike price modified the pervious month, the strike price will remain to be that of the previous month. Price less than 1 yen will be rounded up.